Filed by Cooper Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-31330

Date: May 22, 2012

Cooper Industries plc

Announcement Under Irish Takeover Rules

Cooper Industries plc Announcement under Rule 2.10 of the Irish Takeover Rules – Relevant Securities in Issue

DUBLIN, Ireland (May 21, 2012) – Cooper Industries plc (NYSE: CBE) (the “Company”) confirms that, at the close of business on May 15, 2012, its issued share capital comprised of 159,166,699 ordinary shares of US$0.01 each (“Ordinary Shares”). The International Securities Identification Number for these securities is IE00B40K9117.

The Company also confirms that, at the close of business on May 15, 2012, there were 896,447 restricted share units (“RSUs”) with respect to 896,447 Ordinary Shares in the aggregate, 7,092,374 options to purchase Ordinary Shares (“Share Options”), and other awards including deferred shares and performance share awards (assuming the maximum performance level) with respect to 1,178,955 Ordinary Shares in the aggregate, that have been granted by the Company and which are currently outstanding. Upon vesting, each Share Option entitles the holder to purchase one Ordinary Share at the applicable exercise price.

Enquiries: Mr. David A. Barta             +1 (713) 209-8478

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Eaton will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of New Eaton. Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

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CONTAIN IMPORTANT INFORMATION ABOUT EATON, COOPER, NEW EATON, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Eaton, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and New Eaton with the SEC by contacting Investor Relations at Eaton, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

PARTICIPANTS IN THE SOLICITATION

Cooper, Eaton and New Eaton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Cooper accept responsibility for the information contained in this announcement relating to Cooper and its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Acquisition and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

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